Filed Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filed by NPS Pharmaceuticals, Inc.

Subject Company: NPS Pharmaceuticals, Inc.

Enzon Pharmaceuticals, Inc.

Commission File No. 000-23272

# Science, Pipeline, Products:

## Creating a Biotechnology Leader

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# Safe Harbor

**Cautionary Statement For The Purpose Of The "Safe Harbor" Provisions**

**Of The Private Securities Litigation Reform Act Of 1995**

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS' and Enzon's businesses generally as set forth in NPS's and Enzon's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# Additional Information And Where To Find It

In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS's website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at [www.npsp.com]

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting Enzon at 908-541-8678.

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# Our Mutual Goal

**To Build a Sustainable Top-Tier Biotech**

- A deep, diversified & sustainable pipeline
- A clearly defined pathway to profitability
- A fully integrated infrastructure and stable financial position

# A Fully Integrated Biotechnology Leader

**Discovery Technologies and Expertise** → **Preclinical** → **Clinical Phases I, II, III** → **Commercialization & Manufacturing**

**Discovery Technologies and Expertise**

- PEGylation

- Molecular Biology
- Protein Chemistry
- Medicinal Chemistry
- High-throughput Screening

**Preclinical**

- Single-Chain Antibodies
- PEG-Cytoxics
- Inhaled Leuprolide

- Glycine Re-uptake Inhibitors
- Metabotropic Glutamate

**Clinical Phases I, II, III**

- NPS 1776
- NPS 1506
- Calcilytics

- Prothecan

- ALX-0600
- Cinacalcet

- Cinacalcet
- PREOS

**Commercialization & Manufacturing**

- PEG-INTRON
- ABELCET
- ADAGEN
- ONCASPAR
- DEPOCYT

NPSP (orange)
ENZON (green)

# Synergies Expand and Accelerate Value Creation

- Expand pipeline development
  - e.g., CNS product opportunities
- Accelerate program development
  - e.g., ALX-0600 for multiple indications
- Financial strength + commercial capacity = maximize strategic opportunities
  - In-license products and technologies
  - Optimize PREOS partnership

# Transaction Specifics

- **Summary:**
  - Stock for stock exchange
  - Timing: Joint proxy filed in March
    Expected shareholder vote in June*
  - Bankers:
    - NPS: Morgan Stanley
    - Enzon: SG Cowen
  - Exchange ratio calculated on approximately a 3 month Enzon trailing average
- **New Company Structure:**
  - Hunter Jackson, Executive Chairman of the Board
  - Arthur Higgins, Chief Executive Officer
  - Board Split: 6 from NPS, 4 from Enzon
  - Management drawn from both companies

*Subject to stockholder and regulatory approvals and other customary closing conditions

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# The New Entity

# The Merger Creates a Top-Tier Biotech

- Management with a proven track record of building businesses
- Strong, dependable revenues
- Commercial infrastructure
- Drug discovery and development expertise
- Manufacturing capacity and expertise

# Post Merger Strengths

- Fully Integrated:
  - From drug discovery through manufacturing and commercialization
- Innovative and Robust Pipeline:
  - ~$150M R&D Budget *
  - Phase III: 2 Programs
  - Phase II: 3 Programs
  - >10 early stage programs
  - Multiple Platform Technologies

* Based upon 2003 pro-forma financials

# Post Merger Strengths

- Solid financial infrastructure:*
  - Revenue of ~$200M from 5 marketed products
  - >$300 million cash (at closing)
  - Solid cash flow
- Significant partnerships validate R&D strengths:

| | | |
|---|---|---|
| Amgen | Janssen | Nektar |
| AstraZeneca | Kirin | SkyePharma |
| GSK | Schering-Plough | MicroMet |

* Based upon 2003 pro-forma financials

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# The Science:

# Products, Pipeline & Technologies

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# PEG-INTRON: L-T Growth Driver


Diagnosis
Efficacy
Motivation

- HCV—an under-treated epidemic
  - Est. 4 Million U.S./4 Million EU
- Re-treatment patients
  - ~200,000 patients
- Maintenance therapy
  - CO-PILOT study ongoing
- Geographic & indication expansion
  - Japan – Est. 2 million infected
  - Oncology/HIV

# Product Pipeline & Marketed Products

Stage of Development

| Product | Preclinical/ Research | Phase I | Phase II | Phase III | Marketed | Indication(s) | Partner |
|---|---|---|---|---|---|---|---|
| PEG-INTRON | → | → | → | → | → | Hepatitis C | Schering-Plough |
| ABELCET | → | → | → | → | → | Antifungal | Proprietary |
| ADAGEN | → | → | → | → | → | SCIDS | Proprietary |
| ONCASPAR | → | → | → | → | → | ALL/Leukemia | Proprietary |
| DEPOCYT | → | → | → | → | → | Lymphomatous Meningitis | Proprietary |
| Cinacalcet HCl | → | → | → | → | | Secondary HPT | Amgen/Kirin |
| PREOS | → | → | → | → | | Osteoporosis | Proprietary |
| PROTHECAN | → | → | → | | | Various cancers | Proprietary |
| ALX-0600 | → | → | → | | | GI Disorders | Proprietary |
| Cinacalcet HCl | → | → | → | | | Primary HPT | Amgen/Kirin |
| NPS 1776 | → | → | | | | Epilepsy / Migraine | Proprietary |
| NPS 1506 | → | → | | | | Acute Depression | Proprietary |
| Calcilytics | → | → | | | | Osteoporosis | GSK |
| PEG-Cytotoxics | → | | | | | Various tumors | Proprietary |
| Glycine Re-Uptake Inhibitors | → | | | | | Schizophrenia and Dementia | Janssen |
| Metabotropic Glutamate Receptors | → | | | | | Neurological disorders | AstraZeneca |
| SCA's | → | | | | | Immunology | Micromet |
| Inhaled Leuprolide | → | | | | | Cancer | Nektar |

= Enzon = NPS

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# 5 Marketed Products

- PEG-INTRON®
- ABELCET®
- ONCASPAR®
- DEPOCYT®
- ADAGEN®



# ABELCET

- Amphotericin B lipid complex with reduced nephrotoxicity
- Amphotericin B has the broadest spectrum of activity of any antifungal agent
- ABELCET is the market leader and Amphotericin B lipid formulation of choice
- ABELCET is the most efficacious lipid formulation
- Focused marketing and medical effort
- Evaluate new treatment paradigms

# Additional Marketed Products

- ONCASPAR (Pegylated Asparaginase)
  - Indicated for acute lymphoblastic leukemia
  - Stable sales growth
- DEPOCYT (Cytarabine liposome injection)
  - Treatment of neoplastic meningitis
  - Significant growth potential
- ADAGEN (Pegylated bovine ADA)
  - ADA deficient SCIDS (Bubble Boy Disease)
  - Lifetime therapy for limited population

# 2 Phase III Clinical Products

- PREOS™
- Cinacalcet HCl



ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# PREOS (Intact Human Parathyroid Hormone)

- Stimulates natural bone growth, with potential for:
  - Stronger, healthier bones
  - A lower risk of fracture
- Strong Phase II results:
  - 12 month BMD increases up to 7%
  - No serious AEs at any dose
- Recent PaTH data supports Phase II results and possible PREOS and alendronate combination





# PREOS

- Pivotal Phase III study to be completed in September 2003
- FDA submission targeted for mid-2004
- Current launch anticipated by late 2005
- Expect to compete in a large and growing market
- Combination offers the ability to more aggressively execute development program and negotiate an optimal partnership

# Cinacalcet HCl for HPT

## Market opportunity (U.S.)

Primary HPT
500,000 patients

Secondary HPT
260,000 dialysis patients

Secondary HPT
800,000 predialysis patients

*No specific pharmaceutical therapies - calcimimetics are first in class*



# Cinacalcet HCl

- Phase III program on-going by Amgen
- Amgen confirms 2H 03 NDA filing
- First-in-class molecule in growing market
- Potential for significant royalty stream

# Product Pipeline & Marketed Products

**Stage of Development:** Preclinical/Research · Phase I · Phase II · Phase III · Marketed

| Product | Indication(s) | Partner |
|---|---|---|
| PEG-INTRON | Hepatitis C | Schering-Plough |
| ABELCET | Antifungal | Proprietary |
| ADAGEN | SCIDS | Proprietary |
| ONCASPAR | ALL/Leukemia | Proprietary |
| DEPOCYT | Lymphomatous Meningitis | Proprietary |
| Cinacalcet HCl | Secondary HPT | Amgen/Kirin |
| PREOS | Osteoporosis | Proprietary |
| PROTHECAN | Various cancers | Proprietary |
| ALX-0600 | GI Disorders | Proprietary |
| Cinacalcet HCl | Primary HPT | Amgen/Kirin |
| NPS 1776 | Epilepsy / Migraine | Proprietary |
| NPS 1506 | Acute Depression | Proprietary |
| Calcilytics | Osteoporosis | GSK |
| PEG-Cytotoxics | Various tumors | Proprietary |
| Glycine Re-Uptake Inhibitors | Schizophrenia and Dementia | Janssen |
| Metabotropic Glutamate Receptors | Neurological disorders | AstraZeneca |
| SCA's | Immunology | Micromet |
| Inhaled Leuprolide | Cancer | Nektar |

= Enzon = NPS

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# Operational Overview

# Combined Management Team Includes:

- Hunter Jackson, Ph.D. (NPS)
  - Executive Chairman of the Board
- Arthur J. Higgins (Enzon)
  - Chief Executive Officer
- Ulrich Grau, Ph.D. (Enzon)
  - Chief Scientific Officer
- Kenneth J. Zuerblis (Enzon)
  - Vice President, Finance, Chief Financial Officer & Secretary
- Thomas B. Marriott, Ph.D. (NPS)
  - Vice President Development Research
- Alan Mueller, Ph.D. (NPS)
  - Vice President Discovery Research

# Locations


Manufacturing:
Indianapolis, IN
Research:
Toronto, Canada
Manufacturing:
Toronto, Canada
Research:
Piscataway, NJ
Manufacturing:
South Plainfield, NJ
Headquarters:
Bridgewater, NJ
Research:
Salt Lake City, Utah

# Selected Pro-Forma Financials

## Pro-Forma Operating Summary *(US$ in millions)*

| Year Ending December 31, | Pro Forma 2002 |
|---|---|
| **Product Revenues:** | |
| Sales | $ 31.5 |
| Royalties | $ 82.6 |
| | **$ 114.1** |
| **Expenses:** | |
| SG&A | $ 48.0 |
| R&D | $ 102.0 |
| **Long-Term Convertible Debt** | **$ 400.0** |
| **Ending Cash Balance** | **$ 380.0** |

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# Expected Milestones and News Flow

= NPS   = Enzon

| Type | 2003 / 2004 / 2005 |
|---|---|
| Clinical Data | Phase III Cinacalcet HCl data in secondary HPT |
| Regulatory | File Cinacalcet NDA |
| Clinical Data | PREOS 2-year rat toxicology study data |
| Clinical Data | PREOS Top Study completed |
| Clinical Data | Phase IIa results from PROTHECAN |
| Clinical Data | Initiate additional PII/III ALX-0600 (SBS) |
| Market Data | Results from HCV maintenance studies (Co-PILOT, PEG-Intron; HALT-C, Pegasys) |
| Regulatory | File PREOS NDA |
| Regulatory | Initiate Prothecan Phase III clinical program |
| Clinical Data | Phase III PREOS POWER study data |
| Clinical Data | Phase III PREOS TOP study data (full 18 months) |
| Regulatory | Cinacalcet HCl approval & launch in the U.S. and Europe |
| Regulatory | File IND for two SCA Projects |
| Regulatory | File IND on inhaled Leuprolide (Nektar) for cancer |
| Regulatory | PREOS approval in U.S. |

# Synergies Expand and Accelerate Value Creation

- Expand pipeline development
  - e.g., CNS product opportunities
- Accelerate program development
  - e.g., ALX-0600 for multiple indications
- Financial strength + commercial capacity = maximize strategic opportunities
  - In-license products and technologies
  - Optimize PREOS partnership

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS

# 2007… Where We're Going

- Top-tier biotechnology company
- Strong, balanced clinical pipeline
- Revenue > $500M
- R&D budget > $180M
- EBITDA > $100M
- Industry leading growth rate
- Cash > $500M

# Science, Pipeline, Products:

## Creating a Biotechnology Leader

ENZON PHARMACEUTICALS

NPS PHARMACEUTICALS